UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42864

CCH Holdings Ltd

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On August 21, 2026, the Board of Directors of CCH Holdings Ltd (the “Company”) approved and adopted the CCH Holdings Ltd 2026 Second Equity Incentive Plan (the “2026 Second Plan”), which became effective on August 21, 2026.

Under the 2026 Second Plan, the compensation committee of the Board of Directors is authorized to deliver an aggregate of 3,768,745 Class A ordinary shares, par value US$0.0001 per share, of the Company.

Attached as Exhibit 99.1 to this Form 6-K is the 2026 Second Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	CCH Holdings Ltd 2026 Second Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd
Date: August 25, 2026
	By:	/s/ Goh Kok E
	Name:	Goh Kok E
	Title:	Chairman and Chief Executive Officer and Chief Operating Officer

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